GEMSTAR RESOURCES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4 subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
BALANCE SHEETS

	July 31,	January 31,
	2006	2006
	(Unaudited)	(Audited)
	(prepared by
	management)
ASSETS	$	$

CURRENT ASSETS
Cash	2,048	4,691
Cash in lawyer's trust acocunt (Note 2(a))	12,254	12,254
GST receivable	7,072	5,080

	21,374	22,025

COMPUTER EQUIPMENT (Note 3)	1,356	1,725
INVESTMENT IN MINERAL PROPERTIES (Note 4)	70,439	70,439
OTHER ASSETS (Note 2(a))	6,900	6,900

	100,069	101,089

LIABILITIES	$	$

CURRENT LIABILITIES
Accounts payable and accrued liabilities	66,493	79,698
Loans from related parties (Note 6)	-	24,122
	66,493	103,820

LONG TERM LIABILITIES
Deferred liability (Note 5)	39,676	39,676
Loans from related parties (Note 6)	999,027	908,205

	1,105,196	1,051,701

SHAREHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 7)
Authorized
100,000,000 common shares without par value
Issued
5,651,714 common shares (January 31, 2006 - 5,651,714)	1,113,471	1,113,471
Loans from related parties (Note 6)	11,576	11,576
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	(2,130,174)	(2,075,659)

	(1,005,127)	(950,612)

	100,069	101,089

Operations and going concern (Note 1)
Contingency (Note 8)

The accompanying notes are an integral part of these interim consolidated financial statements.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited - prepared by managment)

	For Three Months Ended July 31,		For Six Months Ended July 31,
	2006	2005	2006	2005
	$	$	$	$
GENEREAL & ADMINISTRATIVE EXPENSES

Accounting and audit fees	-	2,500	-	5,000
Depreciation expense	241	34	370	121
Interest and bank charges	450	49	450	265
Management fees	7,500	7,500	15,000	15,000
Office expenses	9,376	8,000	17,991	17,640
Professional and consulting fees	3,868	7,107	4,979	7,107
Transfer agent and filing fees	1,372	-	1,372	446
Travel and promotion	8,755	6,993	14,353	10,566
	31,562	32,183	54,515	56,145

LOSS FOR THE PERIOD	(31,562)	(32,183)	(54,515)	(56,145)

DEFICIT, BEGINNING OF PERIOD	(2,098,612)	(1,962,598)	(2,075,659)	(1,938,636)

DEFICIT, END OF PERIOD	(2,130,174)	(1,994,781)	(2,130,174)	(1,994,781)

BASIC LOSS PER COMMON SHARE	(0.006)	(0.006)	(0.010)	(0.010)

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING	5,651,714	5,651,714	5,651,714	5,651,714

The accompanying notes are an integral part of these interim consolidated financial statements.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by managment)

	For the Six Months Ended
	July 31,
	2006	2005
	$	$
CASH FLOW (USED IN ) OPERATING ACTIVITIES
Net loss for the period	(54,515)	(56,145)
Non-cash items included in net loss
Depreciation	370	121
Changes in non-cash working capital
GST receivable	(1,992)	(577)
Prepaid expenses	-	(3,000)
Accounts payable and accrued liabilities	(13,206)	2,057

Net cash flow (used in) operating activities	(69,343)	(57,544)

CASH FLOW (USED IN ) INVESTING ACTIVITIES
Investment in mineral property	-	(19,136)

Net cash flow (used in) investing activities	-	(19,136)

CASH FLOW FROM FINANCING ACTIVITIES
Advance for exploration espenditures	-	112,000
Loans from related parties	66,700	32,308

Net cash flow from financing activities	66,700	144,308

INCREASE (DECREASE) IN CASH DURING THE PERIOD	(2,643)	67,628

CASH, BEGINNING OF PERIOD	4,691	2,989

CASH, END OF PERIOD	2,048	70,617

Supplemental information
Interest paid	-	-
Income taxes paid	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2006
(Unaudited – prepared by management)

1.           OPERATIONS AND GOING CONCERN

Gemstar Resources Ltd. (the “Company”), a British Columbia corporation, was incorporated on March 31, 1998 under the laws of the Province of British Columbia. The Company is engaged in the acquisition, exploration and development of mineral resource properties and has not generated any revenue to date from its operations. The deficit has accumulated since inception and the Company is currently considered a Development Stage Enterprise.

Going concern

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations in the foreseeable future. As at July 31, 2006, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the six months ended July 31, 2006 and the six months ended July 31, 2005, the Company reported net losses of $54,515 and $56,145 respectively and has incurred losses since inception totalling $2,130,174. At July 31, 2006, the Company has a working capital deficiency of $45,119.

Basis of Presentation

The unaudited interim financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring accruals and stock transactions) considered necessary for a fair presentation have been included. Operating results for the six months ended July 31, 2006 are not necessarily indicative of the results that may be expected for any interim period or the entire year. For further information, these interim financial statements and the notes related thereto should be read in conjunction with the Company's audited financial statements for the year ended January 31, 2006.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)      Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash with maturity of three months or less when purchased. As at July 31, 2006, the cash and cash equivalents consist of bank deposits. The cash in lawyer’s trust account of $12,254 at July 31 06 ($12,254 at January 31, 2006) is to be used for filing fees when the financial statements and other documents are filed with the Stock Exchange and Securities Commission. The long term deposit of $6,900 at July 31, 2006 ($6,900 at January 31, 2006) included in Other Assets is being held by the Company’s banker as security for its credit card.

(b)      Computer Equipment
The computer equipment is recorded at cost and depreciation is computed at 30% declining balance over its estimated useful life.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2006
(Unaudited – prepared by management)

(c)      Investment in Mineral Properties
Acquisition and exploration costs of mineral property interests are capitalized in the accounts and written off when production is attained or disposition takes place. If the exploration results determine that abandonment of certain mineral properties is appropriate, the costs related thereto are then written off to current operations.

Future exploration and mine development costs will be capitalized, including those incurred in advance of commercial production and to expand capacity of proposed mine sites. Future mine development costs for maintenance of production capacity will be expensed as incurred.

Depletion and amortization expense related to capitalized mineral property interests will be computed using the units-of-production method based on proven and probable reserves.

General and administrative expenses are written off to operations as incurred.

(d)      Asset Retirement Obligations
Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carry value to the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period changes in this liability resulting from possible changes over time to the amount of the original estimate of undiscounted cash flows.

(e)      Impairment of Long-Lived Assets
The Company records the impairment of long-lived assets, consisting primarily of mineral properties and computer equipment, whenever events or changing circumstances indicate the asset carrying value may not be recoverable. This is determined by comparing the future recoverable amount of undiscounted net cash flows, expected to be generated by the asset, with its carrying value. If the future recoverable amount is less than the carrying value, the asset is considered to be impaired and written down accordingly.

(f)      Translation of Foreign Currency
The functional currency of the Company is the Canadian dollar. Balances denominated in foreign currencies are translated into Canadian dollars as follows: (i) monetary assets and liabilities using the exchange rate prevailing at the balance sheet date; (ii) non-monetary assets and liabilities using the exchange rate prevailing when the original transaction took place; (iii) revenue and expense transactions using the average exchange rate during the period, except for depreciation, amortization and depletion which are translated using historical rates. The exchange gains or losses arising from translation are included in the statement of operations.

(g)      Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2006
(Unaudited – prepared by management)

For deferred tax assets, the full amount of the potential future benefit is recorded. A valuation allowance is then used to adjust for the probability of realization.

(h)      Financial Instruments
The fair value of financial instruments classified as current assets or liabilities including cash, GST receivable, accounts payable and security deposits approximate carrying value due to the immediate or short-term maturity of these financial instruments. In management’s opinion, the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(i)      Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates. Significant estimates used in preparing these financial statements are: (i) the recoverability of the investment in non-producing mineral properties; and (ii) the fair value calculation of the embedded beneficial conversion feature of one of the loans from related parties.

(j)      Stock-based Compensation
Effective December 1, 2003 the Company adopted the accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, released in November 2003, whereby it expenses all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of stock options is credited to share capital. There are no stock options outstanding at July 31, 2006.

(k)      Loss Per Share
The Company uses the treasury stock method to determine the dilutive effect of convertible loans and stock options. The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each period since the effects of convertible loans and stock options have been excluded as anti-dilutive. At July 31, 2006, the Company had 2,135,080 potentially dilutive securities outstanding in the form of a convertible loan from one of the related parties.

(l)      Comparative figures
Certain comparative figures have been reclassified to conform to the current period’s presentation.

(m)     Risk Management
The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2006
(Unaudited – prepared by management)

environmental issues affecting the Company, if any, have been fully determined or resolved. The Company is not exposed to significant credit concentration or interest rate risk.

3.           COMPUTER EQUIPMENT

	July 31, 2006 $	January 31, 2006 $
Cost	3,309	3,309
Less: Accumulated depreciation	(1,953)	(1,584)
Net book value	1,356	1,725

4.           INVESTMENT IN MINERAL PROPERTIES

The Company re-staked the Dotted Lake Property in the Black River area of the Thunder Bay Mining District of Ontario, Canada in March 2003 consisting of 78 claim units with certain work to be completed by March 14, 2007 to keep the claims in good standing. At July 31, 2006, the Company had invested in this mineral property as follows:

	July 31, 2006 $	January 31, 2006 $
Acquisition cost of Dotted Lake Property in fiscal 2002	200,000	200,000
Re-staking of mineral claims in fiscal 2004 (March 2003)	4,206	4,206
Deferred exploration costs in fiscal 2006
Geological survey	40,000	40,000
Geological consulting fees	26,233	26,233
	270,439	270,439
Less: Original acquisition costs written off in fiscal 2003 due to planned temporary lapse of mineral claims	(200,000)	(200,000)
	70,439	70,439

The Company maintains this property for future exploration and development. The claims are presently in good standing and are held in trust for the Company by 1179406 Ontario Ltd, an Ontario corporation owned by Robert Joseph Reukl.

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2006
(Unaudited – prepared by management)

5.           DEFERRED LIABILITY

The Company’s lawyer agreed on January 25, 2006 to defer payment of his unpaid account amounting to $39,676 to a date after July 31, 2007. Accordingly, this amount is included as long term. It is also unsecured and bears no interest.

6.           LOANS FROM RELATED PARTIES

The loans from related parties amounted to $999,027 at July 31, 2006 ($943,903 at January 31, 2006). They are unsecured, non-interest bearing with no specific terms of repayment after July 31, 2007, except as noted below.

	Equity Component $	Current Liabilities $	Long Term Liabilities $	Total $
As at July 31, 2006
Darcy Krell [1]			333,582	333,582
Linda Smith [1]			413,061	413,061
Shannon Krell [1]			157,206	157,206
Ryan Krell [2]	11,576		95,178	106,754
	11,576	0	999,027	1,010,603
As at January 31, 2006
Darcy Krell		23,845	324,769	348,614
Linda Smith		277	413,258	413,535
Shannon Krell			75,000	75,000
Ryan Krell	11,576		95,178	106,754
	11,576	24,122	908,205	943,903

1.	By agreement, these loans are not due until after July 31, 2007
2.

This loan of $106,754 matures on January 1, 2008 and is convertible into common shares by Ryan Krell at the rate of one share for each $0.05 of principal outstanding. This is equivalent to 2,135,080 common shares. In accordance with CICA Handbook Section 3860.A25, the

GEMSTAR RESOURCES LTD.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2006
(Unaudited – prepared by management)

equity component of the loan was valued at $11,576 representing the difference between face value of the loan and the present value of the loan discounted at 3.9% .

Management fees incurred and expenses paid on behalf of the Company for the six month periods ending July 31, 2006 and 2005 are as follows:

	Management Fees $	Office Expenses $	Travel and Promotion $	Total $
July 31, 2006 (6 mths)
Darcy Krell [1]	15,000	16,806	13,616	45,422
Linda Smith	-	96	737	833
	15,000	16,902	14,353	46,255

July 31, 2005 (6 mths)
Darcy Krell	15,000	11,209	9,826	36,035
Linda Smith	-	416	230	646
	15,000	11,625	10,056	36,681

1.      Pursuant to a management contract of $2,500 per month

7.           SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 voting common shares without par value. There are 5,651,714 common shares issued and outstanding with a paid-in value of $1,113,471 which has not changed since January 31, 2006.

8.           CONTINGENCY

The Company was sued in 2001 by Ellis Foster for accounting services allegedly provided to the Company in the amount of $51,680. The Company disputes the claim on the grounds the fees pertain to the audit of Dalian Maple Leaf International School, a private organization owned by the Company’s former President, Sherman Jen. The result of this lawsuit is indeterminable at July 31, 2006.